Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management
SALVADOR GABARRÓ ASSURES THE FUTURE OF THE ASSETS OF ENDESA AND GAS NATURAL IN CASTILLA Y LEÓN

•      The chairman of Gas Natural met this morning in Valladolid with the President of the Council of Castilla y Leon to personally explain the public offer (OPA) with respect to Endesa, which the company has announced.

•      The transaction will not affect the quota of coal from the mines of Leon and Palencia, nor the investments anticipated by Endesa and Gas Natural.

The chairman of Gas Natural, Salvador Gabarró, indicated that the transaction announced by Gas Natural will not affect expected investments in the Community of Castilla y Leon, and will enable new projects to be developed in the next few years.

Salvador Gabarró assured the president of the Council of Castilla y Leon, Juan Vicente Herrera, the future of the assets that Endesa and Gas Natural have in this Community.

Likewise, the chairman of Gas Natural affirmed that this transaction will not affect the quota of coal from the mines of Leon and Palencia, indicated that the new group will continue to vie for coal from Leon, and assured the future of the thermal plant in Compostilla within the new group.

Gabarró pointed out that the transaction is in response to a clear business logic, since it will promote the creation of value for the shareholders of both companies. He also indicated that this transaction, together with the subsequent sale of assets, will strengthen the Spanish energy sector from within and help generate more effective competition in Castilla y Leon, in both gas and electricity sales.

Another aspect that the chairman of Gas Natural emphasized during his meeting with the president of the Council of Castilla y Leon was that the new group created

GAS NATURAL SDG, S.A.

	Av. Portal de l’Àngel, 22	Avenida de América, 38
	08002 Barcelona	28028 Madrid

	Tel.: 93 402 56 88 / 87	Tel.: 91 589 65 35
	Fax: 93 402 58 62	Fax: 91 589 65 00

www.gasnatural.com

as a result of the transaction will invest a large portion of the cost savings generated to continue to improve service quality for all their customers.

Likewise, he indicated that investments by said group for the 2006-2009 period are expected to reach up to 17 billion euros, of which more than 60% are expected to be earmarked for investments in generation and distribution in Spain, with particular emphasis on assuring service quality in the regulated business and in the development of joint opportunities for gas and electricity.

Barcelona, September 22, 2005